UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Slumber Bump, LLC

Legal status of issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Utah

Date of organization:
28 May 2013

Physical address of issuer:
75 South 100 East,
Ste 1-E,
St George, UT 84770

Website of issuer:
https://www.SlumberBump.com/

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to one percent (1%) of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Membership Units

Target number of securities to be offered:
500

Price (or method for determining price):
$100

Target offering amount:
$50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,070,000

Deadline to reach the target offering amount:
31 December 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$7,769	$13,809
Cash & Cash Equivalents	$3,784	$10,209
Accounts Receivable:	$0	$0
Short-term Debt:	$0	$0
Long-term Debt:	$0	$0
Revenues/Sales	$199,139	$145,481
Cost of Goods Sold:	$22,013	$64,887
Taxes Paid:	$4,243	$1,643
Net Income:	$(10,083)	$(22,924)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the industry we are operating;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the industry we are operating.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the industry we are operating;
- growth of, and risks inherent in, the industry we are operating in the US;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our product;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Slumber Bump, LLC shall include any joint venture in which Slumber Bump, LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Slumber Bump, LLC.

"Company " means Slumber Bump, LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Units.

"Issuer" means Slumber Bump, LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Membership Unit Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Units.

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Units in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Units.

"SEC" means the United States Securities and Exchange Commission.

"Units" means the Membership Units of Slumber Bump, LLC.

"Subscriber" means any person who subscribes the Units.

THE COMPANY

1. Name of issuer:
Slumber Bump, LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Shad Morris **Dates of Board Service: May 2018**

Principal Occupation:
Chairman & CEO of Slumber Bump, LLC

Employer:
Slumber Bump, LLC
Slumber Bump, LLC (Company) conducts online sales of sleep aid products operating in the 454390 NAICS industry classification code.

May 2013 to Present
Chairman & CEO

Business Experience:
Slumber Bump, LLC - 2013 to Present
Premier Industries, LLC - 2013 to Present
Premier Sleep Solutions, LLC - 2012 to Present

Dr. Shad Morris, DMD is a sleep medicine specialist in Saint George, UT and has been practicing for 17 years. He graduated from Southern Illinois University School Of Dental Medicine in 2001 and practices sleep medicine.

As a member of the American Academy of Dental Sleep Medicine for the past seven years, Dr. Shad Morris has treated sufferers of sleep apnea, CPAP intolerance, and snoring.

Dr. Shad L. Morris co-founded Premier Sleep Solutions in 2002, when Dr. Morris began observing the toll that obstructive sleep apnea (OSA) was taking on the oral health of his patients. Dr. Morris decided he wanted to help save lives by treating OSA. The development of slumberBUMP™, a device helps OSA patients to sleep comfortably on their side, is another important milestone in the journey of fighting OSA. Today, apart from being the founder and inventor of inventor of the slumberBUMP™, Dr. Morris is also the owner of three sleep-focused practices.

Dr. Morris's involvement in sleep medicine turned from primarily screening for sleep apnea to now having very close relationships with sleep physicians and allied health professionals in the community in treating this disease.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Shad Morris

Principal Occupation:
Chairman & CEO of Slumber Bump, LLC

Employer:
Slumber Bump, LLC
Slumber Bump, LLC (Company) conducts online sales of sleep aid products operating in the 454390 NAICS industry classification code.

May 2013 to Present
Chairman & CEO

Business Experience:
Slumber Bump, LLC - 2013 to Present
Premier Industries, LLC - 2013 to Present
Premier Sleep Solutions, LLC - 2012 to Present

Dr. Shad Morris, DMD is a sleep medicine specialist in Saint George, UT and has been practicing for 17 years. He graduated from Southern Illinois University School Of Dental Medicine in 2001 and practices sleep medicine.

As a member of the American Academy of Dental Sleep Medicine for the past seven years, Dr. Shad Morris has treated sufferers of sleep apnea, CPAP intolerance, and snoring.

Dr. Shad L. Morris co-founded Premier Sleep Solutions in 2002, when Dr. Morris began observing the toll that obstructive sleep apnea (OSA) was taking on the oral health of his patients. Dr. Morris decided he wanted to help save lives by treating OSA. The development of slumberBUMP™, a device helps OSA patients to sleep comfortably on their side, is another important milestone in the journey of fighting OSA. Today, apart from being the founder and inventor of inventor of the slumberBUMP™, Dr. Morris is also the owner of three sleep-focused practices.

Dr. Morris's involvement in sleep medicine turned from primarily screening for sleep apnea to now having very close relationships with sleep physicians and allied health professionals in the community in treating this disease.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Shad London Morris	50,000 Membership Units	100%

** The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.
Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	**If maximum offering amount is sold:**
Total Proceeds	**$50,000**	**$1,070,000**
Less: Offering expenses		
Portal fee	$500	$10,700
Other offering expenses	$1,500	$6,500
Net Proceeds	**$48,000**	**$1,052,800**
Increased Production of Slumber Bump	$7,000	$200,000
Hiring of Additional Key Leaders & Employees	$0	$100,000
Marketing & Educating (US)	$12,500	$275,000
Marketing & Educating (EU & Australia)	$12,500	$275,000
Research and Development	$10,000	$125,000
Accounting and Professional Fees	$2,000	$10,000
Working capital and cash reserves	$4,000	$67,800

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of Units the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Membership Unit Subscription Agreement by signing it electronically.

2. Once the Membership Unit Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/u/desktop/qPortfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

a. when the minimum funding target is met prior to the Original Deadline and;

b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

c. the Issuer chooses to end the offering earlier than the Original Deadline and;

d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor’s funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.
8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer’s transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor’s investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$50,000 USD
Maximum Target	$1,070,000 USD
Pre-money Valuation	$5,000,000 USD
Equity Offered	0.99% - 17.63%
Securities Type	Membership Units
Regulation	Regulation CF
Closing Date	31 Dec 2020

Unit Price $100.00

Units Offered
500 - 10,700

Units Issued After Offering
50,500 - 60,700

Please also refer to *Appendix C - Membership Unit Subscription Agreement.*

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Units:	1,000,000	50,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Membership Units, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers (the "Investors") of the securities offered, as holders of Membership Units with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a company lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Membership Units

The valuation of our membership units is the sum of two valuation components, namely Valuation Derived from Revenue Multiple and Valuation Derived from Qualitative Factors.

Valuation Derived from Revenue multiple

Because we are incurring operating losses and negative operating cash flows as we are in the stage of growing and investing in our business, we believe revenue multiple is a reasonable valuation metric for estimating our value.

Our projected revenue in fiscal year 2019 is estimated to be $238,966, a growth of 20% compared to fiscal year 2018 (2018 revenue: $199,139) . We use a revenue multiple of 15x, which is arbitrarily estimated by our management. Although this could be considered as a high revenue multiple, we believe it is reasonable as we expect our revenue will grow in the coming years, due to our plan to increase marketing efforts and the fact that we are still in the growing stage.

Valuation Derived from Revenue multiple = $238,966 x 15
= $3,584,490

Valuation derived from Qualitative Factors

The intangible value of the Company is mainly derived from:

- **the professions and experience of Dr. Shad L. Morris, the Founder & CEO of the Company**
  Dr. Shad Morris, DMD is a sleep medicine specialist in Saint George, UT and has been practicing for 17 years. Dr. Morris co-founded Premier Sleep Solutions in 2002, when Dr. Morris began observing the toll that obstructive sleep apnea (OSA) was taking on the oral health of his patients. Dr Morris was also chosen as Head Dentist in NFLPA Meeting.
- **Customer Relationships**
  We have repeat customers that continue to return for slumberBUMP products. These customers also recommend slumberBUMP products to their relatives and friends, who may become our new customers. We believe such customer relationships have intangible value since we can expect the customers to continue to do business with us.

Valuation derived from the above qualitative factors are estimated to be **$1.5 million**. Investors should be aware that extra valuation is just an arbitrarily estimated number, which is not supported by any scientific or calculated by any valuation economics or financial models, nor is verified by any independent qualified valuer.

Total Valuation of the Company = Valuation derived from Revenue Multiple + Valuation derived from Qualitative Factors

= $3,584,490 + $1,500,000

= $5,084,490

= $101.69 / membership units*

≈ $100 / membership units (Actual Offering Price)

**** based on 50,000 membership units issued prior to offering***

Despite the above effort, investors should be aware that the above factors and valuation method merely reflects the opinion of the Board of Directors, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. Furthermore, In determining the offering price, the Board of Directors nor the company did not employ investment banking firms or other third-party organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the Securities.

Methods for how the securities may be valued by the issuer in the future:
We may apply the following valuation methods for the future valuation of our securities to be issued:

- Revenue or Earnings multiples of companies similar and comparable to us.
- Recent comparable valuations of companies similar and comparable to us.
- Potential value at exit, the value can be based either on recent M&A transactions in the sector
- Discounted cash flow method ("DCF")

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative to the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

None.

25. What other exempt offerings has the issuer conducted within the past three years?
None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a. **any director or officer of the issuer;**

b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

d. **any immediate family member of any of the foregoing persons.**

N/A

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Slumber Bump, LLC. was incorporated on May 28, 2013 and started to operate. The following financial figures are showing operating history of fiscal year 2016 and 2017.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED.

Results of Operation in 2018

We are pleased that we recorded another year of significant sales growth for Slumber Bump. Over the last three years our sales have increased by 53%, underpinning our focus on both organic growth of our sleeping aid products. We see continued potential in terms of our products, which is being underpinned by the strong growth in order entry we had in 2018. We believe Slumber Bump is in a good position for further dynamic growth going forward.

We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing offering expenses) to increase production of Slumber Bump, hire of additional key leaders and employees. We will also deploy capital in marketing and research and development of new sleeping aid products.

Revenues

Revenues in 2018 was $199,139, increased by $53,658 or 37% compared to $145,481 in 2017. The increase was primarily due to an increase in sales of our sleeping aid products.

Cost of Goods Sold and Operating Expenses

Cost of Goods Sold

Our cost of goods sold consists primarily of the direct expenses associated with the production of our products.

Cost of goods sold in 2018 was $22,013, decreased by $42,874, or 66% compared to $64,887 in 2017. The decrease was primarily due to the associated direct costs.

Operating Expenses

Our operating expenses include expenses related to the operation of our business such as outside services, salaries and wages, bank charges and merchant fees, shipping and delivery cost and, legal and professional fees.

Our total operating expenses in 2018 was $187,209, increased by $83,690, or 81% compared to $103,519 in 2017. The increase was primarily due to a significant increase in Advertising and Promotion, an increase in payroll in 2018.

Net Loss

Net loss for the 12 months ended December 31, 2018 was $10,083.
Net loss for the 12 months ended December 31, 2017 was $22,924.
The decrease in net loss was primarily due to an increase in sales and lower cost of goods sold in fiscal year 2018.

Cash flows

In 2018, net cash provided by operating activities was $11,930, versus a negative cash flow of $22,924 in 2017. The improvement of operating cash flow was due to an increase in our cash received from customers but roughly the same in cash paid to suppliers, vendors, and employees.

We didn't record any cash flow due to investing activities in both 2018 and 2017.

Cash flow used by financing activities was $18,355 in 2018 due to Owner Distributions.
For purposes of the statement of cash flows, the Company considers cash in bank accounts and cash on hand as cash and cash equivalents.

The above historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks, petty cash and undeposited funds. Cash and cash equivalents totaled $3,784 as of December 31, 2018 and $10,209 as of December 31, 2017.

The Company does not have any accounts receivable balance as of December 31, 2018 and 2017.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities, if any. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company are seeking a minimum of $50,000 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No.
>
> **(ii) involving the making of any false filing with the Commission?**
> No.

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No.

(ii) involving the making of any false filing with the Commission?
No.

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No.

(B) engaging in the business of securities, insurance or banking?
No.

(C) engaging in savings association or credit union activities?
No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No.

(ii) places limitations on the activities, functions or operations of such person?
No.

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

a. **any other material information presented to investors; and**

b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://www.SlumberBump.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Shad Morris

[Signature Code: T4BCTYdG0T9DRNUYBxp8DV95K6NWDfqXgzyyFUGRb0HUOOYYGjva65_UTCqDn43i4r6gfwbMX8GReJSnqv2z63zOr3ctEPxPm1ieKScOAKI]

Slumber Bump, LLC
Shad London Morris
Chief Executive Officer
Date: 13 Mar 2020

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

What is SlumberBUMP™?

SlumberBUMP™ is the leader in Alternative-Conservative Therapy for Snoring and Sleep Disordered Breathing. Snorers are often told to sleep on their sides rather than on their backs. Here's why: sleeping flat on the back causes the tongue to collapse into the airway, which obstructs breathing and creates those not-so-adorable snoring noises. Side-sleeping is a better position because it keeps the airway open and allows snorers to breathe freely. Changing sleep positions can make a huge difference and be an incredibly easy snoring fix.

Maintaining a side-sleeping position often requires a little encouragement as we all unconsciously shift positions while we sleep. That's where slumberBUMP™ can help. For those struggling with sleep apnea sleep, positional therapy can help.

Mission Statement

SlumberBUMP™'s mission is to not only improve the quality and quantity of life, but to build and strengthen, as well as to repair relationships with people who often times suffer as much or more as the person with snoring and/or sleep disordered breathing.

How Does It Work?

The SlumberBUMP™ is an ultra-lightweight, breathable sleep belt that trains individuals to sleep comfortably on their side so breathing can return to normal. Featuring an inflatable air pocket, the sleep belt is easily worn around the chest and keeps snorers from rolling over throughout the night. Often, the device only needs to be worn for 30-60 days until side-sleeping feels natural.



SlumberBUMP™ Positional Sleep Trainer

SlumberBUMP™ can help with:

- Snoring
- Sleep Apnea
- Sleep Disordered Breathing

The slumberBUMP™ positional sleep trainer is effective for about 8 out of 10 people who are mild to moderate snorers. It's also highly effective to be used along with other treatments like CPAP Therapy or Oral Appliance Therapy. slumberBUMP™ is most effective for those who are positionally dependent snorers, meaning, if one mostly snore while they sleep on their back, but stop when they roll over, slumberBUMP™ should work for them.

The Creator Behind the Product

Dr. Shad Morris, DMD is a sleep medicine specialist in Saint George, UT and has been practicing for 17 years. He graduated from Southern Illinois University School Of Dental Medicine in 2001 and practices sleep medicine.

As a member of the American Academy of Dental Sleep Medicine for the past seven years, Dr. Shad Morris has treated sufferers of sleep apnea, CPAP intolerance, and snoring. Overwhelmingly, what he saw in his patients was a shared sense of frustration.

Dr. Shad L. Morris co-founded Premier Sleep Solutions in 2002, when Dr. Morris began observing the toll that obstructive sleep apnea (OSA) was taking on the oral health of his patients. In particular, a friend and dental patient whom he treated suddenly passed away in his sleep from obstructive sleep Apnea one night due to not wearing his CPAP.

Dr. Morris decided he wanted to help save lives by treating OSA. The development of slumberBUMP™, a device helps OSA patients to sleep comfortably on their side, is another important milestone in the journey of fighting OSA. Today, apart from being the founder and inventor of inventor of the slumberBUMP™, Dr. Morris is also the owner of three sleep-focused practices.

Dr. Morris's involvement in sleep medicine turned from primarily screening for sleep apnea to now having very close relationships with sleep physicians and allied health professionals in the community in treating this disease.

Dr. Shad Morris Chosen as Head Dentist in NFLPA Meeting

Dr. Shad Morris was the lead sleep dentist at the NFLPA's PAF/Living Heart Foundation Health Screening at the NFLPA Annual Meeting in Las Vegas. Dr. Morris impressed everyone who was involved with his dedication, professionalism and attention to detail as well as his demonstration of digital scanners.

Five-Year Plan Moving Forward

The five-year plan with SlumberBUMP™ is to continue research and development in technology and innovation with other products that will enhance and complement the treatment of snoring and sleep disordered breathing. In the meantime, being able to treat and help make a difference in the lives of hundreds of thousands of millions of people who will be buying the SlumberBUMP™ product.

The funds raised will be used to market and educate current and future users of SlumberBUMP™. Beginning with the United States, then Europe and Australia where we are currently distributing SlumberBUMP™. Eventually, to the rest of the world.

Along with further solidifying my team with other essential key leaders and employees that will be needed to handle the exponential growth of the company.

Funds Needed

We plan to raise funds through a Regulation Crowdfunding offering in which we will issue new memberships units of Slumber Bump, LLC, which is priced at $100.00 per unit. 500 to 10,700 new membership units will be offered to investors targeting to raise $50, 000 to $1,070,000 in capital.

These funds will be used as follows:

- Increased Production of Slumber Bump
- Hiring of Additional Key Leaders and Employees
- Marketing & Educating (US)
- Marketing & Educating (EU, AUS)
- Research and Development
- Accounting and Professional Fees
- Working capital and cash reserves

Marketing and Educating

To kick things off, Slumber Bump, LLC is going to participate in nationwide television show named America's Real Deal. The hosts of the show are Kevin Harrington and Forbes Ridley. We feel it will be a great way to kick off our marketing plans. The show estimates to give us a nationwide exposure in the US market. We also hope to utilize this opportunity to educate our audience about the seemingly harmless snoring problem and sleep apnea related issues.

Secondly, social media networks are going to be used to spread awareness of our brand. Nowadays, social media are becoming a major factor in direct sales. The company will start using these medias to get direct sales as well as exposure for product branding. Together with expanded online purchasing options, such as purchasing products directly from our videos, we hope to achieve greater sales.

Marketing tools/sources that we can utilize:

- Online advertising on Facebook, Twitter, Youtube, etc.
- Online blog posts
- Newspaper advertising
- Samples at clinics

- Dr. Morris' personal dental practice


slumberBUMP

Appendix B - RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We rely on the leadership and services of our founder and Chief Executive Officer, Dr. Shad L. Morris, and our inability to retain his services could adversely affect our business and financial conditions, operating results and business prospects.
Dr. Shad L. Morris is our founder and Chief Executive Officer. Dr. Shad L. Morris is the controlling shareholder following the Offering. We believe that Dr. Shad L. Morris, who invented slumberBUMP, is the driving force for our business growth and brand recognition, on account of his expertise, experience and leadership. Our sustained business growth in the future will continue to depend on the leadership and involvement of Dr. Shad L. Morris. We may not be able to identify and engage a professional as suitable as Dr. Shad L. Morris and may not be able to replace him easily, or at all.

Our business depends significantly on the reputation of Dr. Shad L. Morris and any negative publicity and allegations in the media against Dr. Shad L. Morris could materially and adversely affect our business and financial conditions, operation results and business prospects.
Patients may buy our products on account of the reputation of Dr. Shad L. Morris, our founder and Chief Executive Officer, and as such, our brand awareness is, to a certain extent, built upon the reputation of Dr. Shad L. Morris. Therefore any negative publicity of or media coverage about or any other negative impact on the reputation of Dr. Shad L. Morris could have a negative impact on our reputation or brand image, which could in turn materially and adversely affect our business and financial conditions, operating results and business prospects.

We may be unable to price slumberBUMP products at our desired margins as a result of any decrease in our bargaining power or changes in market conditions
We set prices for our slumberBUMP products primarily based on the estimated costs incurred in the production of a part plus a profit margin that varies depending a number of factors. We periodically review our costs of production and set prices for our slumberBUMP products. Our ability to set favourable prices at our desired margins and to accurately estimate costs, among other factors, has a material impact on our profitability. We cannot assure you that we will be able to maintain our pricing or bargaining power or that our gross profit margin will not be driven down by market conditions or other factors. In the event that we see higher pressure on pricing due to increasing competition from other manufacturers, continual decrease in prices of our customers' products in the end market, or if we lose bargaining power due to weaker demand for slumberBUMP products, we may need to lower the prices and margins of our products. Moreover, we may be unable to accurately estimate our costs or pass on all or part of any increase in our costs of production to our customers. As a result, our results of operations could be materially and adversely affected.

If our products are manufactured improperly, our reputation, business, financial condition and results of operation may be materially and adversely affected
We are exposed to risks inherent in the production, packaging, sale and marketing of our products, such as unsafe, ineffective or defective products, and insufficient or improper labelling of products. If any of these happens, we may be subject to product recall or withdrawal for such products and exposure to lawsuits relating to such products.

slumberBUMP products are required to meet certain quality standards. However, we cannot eliminate the risk of errors, defects or failure. We may fail to detect or cure quality defects due to a number of factors, many of which are outside our control, including human error or malfeasance by our quality control personnel, tampering by third parties, and quality issues with the raw materials we purchase or produce. Failure to detect quality defects in our products could result in patient injury, product recalls or withdrawals, product returns, licences revocation or fines, or other problems that could seriously harm our reputation and business, expose us to liability, and materially and adversely affect our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business and operation.
We may face claims of infringement that could interfere with the use of our proprietary know-how, concepts, technologies, or trade secrets. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.

Defend against third-party allegations of intellectual infringement may be costly
We may encounter litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others or that we, our employees or consultants have misappropriated the trade secrets of others. It is difficult to predict how such disputes would be resolved. The prosecution and defence of intellectual property rights are costly and will divert management personnel from their normal responsibilities. We may not prevail in any such litigation or proceedings.

The use of our products may lead to injuries and we may face product liability and other claims exposure for which we may not be able to obtain adequate insurance.
Failure to use our products for their intended purposes, failure to use or care for them properly, or their malfunction, or, in some limited circumstances, even correct use of our products, could result in serious bodily injury.

In cases of product liability and other claims arising in tort, or claims for indirect and consequential loss, we may become subject to one or more product liability claims that, individually or together, could adversely affect our operations, financial condition and operating results. These claims could be expensive to defend and require the expenditure of significant resources and we cannot guarantee that our insurance coverage would be sufficient to cover the payment of any potential claim. Any claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant expense or adverse publicity against us, could have a material adverse effect on our business, operating results and financial condition.

Our research and development activities may not result in the successful development of new products, applications of existing products, product formulation, or production methods or techniques

Our future growth and prospects are dependent on our ability to successfully develop new products, applications of existing products, product formulation, or production methods or techniques, which can be affected by many factors beyond our control. These include failure to meet the safety, efficacy or other standards and requirements during testing and clinical trials, or failure to obtain regulatory approvals. We commit substantial efforts, funds and other resources to our research and development. However, the new product development process is complex, uncertain, time-consuming and costly. If our research and development activities do not result in the successful development of any new products, applications of existing products, product formulation, or production methods or techniques, we will not be able to recover the related costs of such research and development activities and will need to write-off the relevant capitalised development costs, which could materially and adversely affect our financial condition and results of operation.

We may not be able to fully comply with regulatory requirements and certain certifications which are material to our business

slumberBUMP™ is a device designed for helping people who snore to sleep. We cannot guarantee that our products are fully comply with regulatory requirements. In addition, slumberBUMP products, which could be required to obtain certain certifications from local or foreign authorities before it can be sold to retail customers. We cannot assure you that we will be able to comply with these regulatory requirements and certifications. If this happens, our operations, business, and our reputation may be adversely affected as a result. To comply with these regulatory requirements and certification, there may be significant additional costs and expenses involved, which may also adversely affect our results of operations.

Dependence on outside manufacturers and suppliers

We depend heavily on various manufacturers and suppliers to manufacture our products and provide raw materials for producing or products. If there is any delay in delivery, or failure to meet our expectations and requirements, our business could be seriously affected. Currently, we rely on outside manufacturers and suppliers for most of our products. In the event that any of our suppliers or manufacturers should become too expensive or suffer from quality control problems or financial difficulties, we would have to find alternative sources, but we cannot guarantee that we can find alternative sources timely or at the same cost level.

Advertising and increased marketing effort may not lead to higher sales or increase in our revenue

To increase public awareness of our business and enhance our brand, one of our business strategies is to advertise and run marketing campaigns on social media and Youtube. Nonetheless, despite our efforts and substantial costs incurred in these marketing effort and advertisements, it may not necessarily lead to higher sales of our products or increase in our revenue.

We may be unable to efficiently manage our inventory risks

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values and significant inventory write-offs. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

Our net cash outflow from operating activities may affect our liquidity
We cannot assure you that we will not experience any period of net cash outflow from operating activities in the future. Our liquidity in the future will to an extent depend on our ability to maintain adequate cash inflows from operating activities primarily generated from our trade and other accounts receivables. Should there be any significant deterioration in the quality of our trade and accounts receivable portfolio, our liquidity and cash flows from operating activities could be materially and adversely affected.

We may not be able to successfully implement our business plan
Details of our business plan are set out in the section headed "BUSINESS AND ANTICIPATED BUSINESS PLAN" in this offering statement. The successful implementation of our business plan depends on a number of factors including, among others, continued growth of the market for our products in the US and overseas, the availability of funds, market competition and relevant government policies. We cannot assure you that our business plans can be implemented successfully as we have contemplated, or at all. Any delays or failure to successfully implement these business plan could result in the loss or delayed receipt of revenue, an increase in financing costs or the failure to grow our business. Implementing our business plans also involves significant expenses, including sales and marketing costs and the cost of acquiring additional property and equipment. Unexpected expenses could prevent us from implementing our business plan within our budget or at all, which may materially and adversely affect our business, financial condition and results of operations.

Our implementation of our business plan may result in disproportionate increase in staff costs if there is any failure or delay in implementing any part of the business plan
As disclosed under section headed "BUSINESS AND ANTICIPATED BUSINESS PLAN", we may recruit additional prospective and/or experienced employees in the coming years. As a result, it is expected our staff costs will increase in order to facilitate our business strategies. In the event that there is a failure or delay in implementing any part of our business plan, there will be a disproportionate increase in staff costs, which will in turn materially and adversely affect our financial performance.

Our sales of slumberBUMP products in the US is subject to seasonality and our results of operations are subject to fluctuations
Our business is subject to risks associated with seasonality. Sales of our products in the US may also fluctuate during the course of a financial year for a number of other reasons. For example, we may experience higher sales during and after our marketing and promotional campaigns. Therefore, our product sales in the US may fluctuate from period to period, and comparison of sales and operating results between different periods within a single financial year may not be meaningful and should not be relied upon as indicators of our performance. In addition, seasonal consumption patterns may cause our operating results and financial condition relating to our product sales in the US to fluctuate from period to period.

We may be unable to secure additional funds in the future to fund our operations or expansion plans

Our expansion plans may be altered due to any changes in circumstances, the development of our business, unforeseen contingencies or new opportunities. If our expansion plans change, additional external debt or equity financing may be needed. If we are unable to obtain such funding at all or on acceptable terms, we may be unable to expand our business and our operations will be materially and adversely affected. Our ability to such funding depends on various factors, some of which are beyond our control, such as prevailing condition of the capital market, credit availability, interest rates and the performance of our business. If we are unable to obtain additional funding in a timely manner on terms that are satisfactory to us, our business, results of operations and expansion plan may be materially and adversely affected.

Our historical operating results may not be indicative of future performance, and we may not be able to achieve or sustain the historical level of growth for revenue and profitability

Our historical results and growth may not be indicative of our future performance and we may not be able to sustain our growth at a similar rate in the future. Our revenue, expenses and operating results may vary from period to period in response to a variety of factors beyond our control. In such an event, our historical financial statements may not be comparable with our financial statements for any given future financial period, or as on any given date in the future and as such, our operating results and financial performance may be adversely affected.

RISKS RELATED TO THE OFFERING

Offering price of the Securities is not an accurate reflection of their value

We cannot assure that the offering price of the Membership Units of our company (the "Securities") will be an accurate reflection of their value. The offering price of the Securities is arbitrarily determined by us taking into account our prospects, all as assessed by our management. The offering price should not be regarded as an indication of any future price of the Securities, and bears no relationship to our assets, earnings, net tangible book value, or any other traditional criteria of value.

There has been no representation of investors in the preparation of this offering. We have not obtained an independent opinion on behalf of prospective investors regarding the fairness of the terms on which the Securities are offered hereby. Prospective investors will be relying on the disclosures set forth herein and the additional materials it refers to directly, and on the business and investment background and experience of themselves and any advisors engaged by them, as the basis for their investment decision.

We have the right to, and expect to, issue additional shares or sell stock in isolated transactions

We have the right to, and expect to, issue additional units or sell stock in isolated transactions. Our board of directors has authority, without action or vote of our shareholders. Any such issuance will dilute the percentage of return to Investors.

Restrictions on transferability of securities

Restrictions on transferability of securities will limit the ability of purchasers to transfer their Securities. Specially, the Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless certain conditions are met, as described in ***Restrictions on Transfer of the Securities Being Offered*** on this Form C.

The Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. In addition, the Securities are subject to restrictions on transfer under applicable state securities laws under which such securities are sold in reliance on certain exemptions or under the provisions of certain qualifications. As restricted securities, the securities may not be sold in the absence of registration or the availability of an exemption from such registration requirements.

We cannot assure that we will pay dividends.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our Membership Units. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our Membership Units, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.

There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our Membership Units.

Appendix C - MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

of

SLUMBER BUMP, LLC

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Slumber Bump, LLC, a company organized and existing under the laws of the State of Utah ("Slumber Bump" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Slumber Bump has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the membership units of Slumber Bump (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

1.1 Issue of the Units. Subject to the terms and conditions hereof, Slumber Bump hereby issues to the Subscriber, and the Subscriber hereby subscribes from Slumber Bump **[Shares Subscripted] Units**, at a Per Units Price equal to **$100.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Slumber Bump as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Slumber Bump 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Slumber Bump and such decision is based upon a review of the Form C which has been filed by Slumber Bump with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Slumber Bump in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Slumber Bump;

c. the Subscriber acknowledges and accepts the fact the owners of the Units are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Slumber Bump;

d. Slumber Bump is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Slumber Bump from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Slumber Bump and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Slumber Bump in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Slumber Bump in connection therewith;

f. the Subscriber acknowledges that Slumber Bump has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Slumber Bump shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Slumber Bump is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Slumber Bump (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Slumber Bump is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Slumber Bump is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Slumber Bump and depends on the advice of its legal and financial advisors and agrees that Slumber Bump will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Slumber Bump; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Slumber Bump. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Slumber Bump and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Slumber Bump to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Jun 2019, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Utah, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Slumber Bump shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Shad London Morris

Name: Shad London Morris
Title: CEO
Slumber Bump, LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

SLUMBER BUMP, LLC

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2018

BEMENT & COMPANY
Certified Public Accountants

39 E Eagle Ridge Dr., Ste. 200
North Salt Lake, UT 84054
Ph: 801-936-1900
Fx: 801-936-1901

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 16, 2019

To Management
Slumber Bump, LLC
St George, Utah

We have reviewed the accompanying financial statements of Slumber Bump, LLC, which comprise the balance sheet as of December 31, 2018, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bement & Company

SLUMBER BUMP, LLC

BALANCE SHEET
AS OF DECEMBER 31, 2018

ASSETS

		December 31, 2018
Current assets		
Cash	$	3,784
Petty Cash		-
Accounts Receivable		
Inventory		3,600
Employee Advances		385
Total current assets		**7,769**
Property and equipment		
Less accumulated depreciation		
Net property and equipment		-
Other assets		-
Total other assets		-
Total assets	**$**	**7,769**

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2018
Current liabilities	
Accounts payable	
Line of credit	
Credit Cards	-
Accrued payroll	
Accrued expenses	
Accrued income taxes - federal	
Accrued income taxes - state	
Unearned revenue	
Total current liabilities	**-**

(Continued)

SLUMBER BUMP, LLC

BALANCE SHEET
AS OF DECEMBER 31, 2018

Total liabilities	**-**
	-
Shareholders' equity	
Opening Balance Equity	
Owner Equity Accounts	284,331
Retained earnings	(276,562)
Total stockholders' equity	**7,769**
Total stockholders' equity and liabilities	**$ 7,769**

SLUMBER BUMP, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

		December 31, 2018
Revenues		
Other Income	$	-
Total Sales		199,139
Total revenue		199,139
Cost of goods sold		22,013
Gross profit		**177,126**
Operating expenses		
Accounting		1,147
Advertising and Promotion		82,294
Auto & Truck Expenses		531
Bank Charges (& Merchant fees)		1,712
Commissions & fees		
Dues & Subscriptions		4,897
Equipment Rental		
Insurance		3,555
Job Materials		
Legal & Professional		
Meals and Entertainment		62
Office Expenses		1,202
Outside Services		20,759
Payroll		53,248
Rent or Lease		2,778
Repair & maintenance		
Shipping & Delivery		3,457
Stationary & Printing		1,242
Supplies		1,499
Taxes & Licenses		4,243
Travel		4,583
Miscellaneous		
Total operating expenses		**187,209**
Earnings (loss) from operations		**(10,083)**

(Continued)

SLUMBER BUMP, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Other income (expense)		
Interest income		-
Interest expense		-
Loss on disposition of fixed assets		-
Other Income (loss)		-
		-
Net income (loss) before gain in equity investments and provision for income taxes		(10,083)
Gain (loss) on related party equity investments		-
Net income (loss)	**$**	**(10,083)**

SLUMBER BUMP, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

		December 31, 2018
Cash flows from operating activities		
Cash received from customers	$	199,139
Cash paid to suppliers,vendors, and employees		(187,209)
		-
		-
Net cash provided (used) by operating activities		11,930
Cash flows from investing activities		-
Net cash provided (used) by investing activities		-
Cash flows from financing activities		
Owner Contributions (Distributions)		(18,355)
Net cash provided (used) by financing activities		(18,355)
Net increase (decrease) in cash and cash equivalents		(6,425)
Cash and cash equivalents at beginning of period		10,209
Cash and cash equivalents at end of period	**$**	**3,784**

SLUMBER BUMP, LLC

STATEMENT OF CHANGES IN OWNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Total
Balance at January 1, 2018	**$ 36,207**
Net income (loss)	(10,083)
Owner Contributions (Distributions)	(18,355)
Balance at December 31, 2018	**$ 7,769**

SLUMBER BUMP, LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Slumber Bump, LLC (Company) conducts online sales of sleep aid products operating in the 454390 NAICS industry classification code. For income tax purposes it is taxed as a partnership filing form 1065, with Shad Morris as a 99% owner and Carrie Morris as a 1% owner. The LLC is based in St George Utah and was original registered with the State of Utah in 2013. Bookkeeping is completed by a 3rd party accountant.

Revenue Recognition

Revenue is recognized on the accrual basis but there are no outstanding payments at the end of either period under review. Invoicing, payments, and services provided happen within the same reporting period

Accounts Receivable

The Company does not have an accounts receivable balance as of December 31, 2018. As mentioned under Revenue Recognition, invoicing and payments happen within the same reporting period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash in bank accounts and cash on hand as cash and cash equivalents.

Marketing and Promotion

Marketing and promotion costs are expensed as incurred. Total marketing and promotion expenses for the year ended December 31, 2018 was $82,294.

Income Taxes

Slumber Bump, LLC operates as a flow through entity for income tax purposes. As a flow through entity, income tax liabilities are paid by the owners. No income tax estimates have been provided.

Inventory

The estimated inventory balance at the end of the period was $3,600.

Interest Paid

For the year under review, there was no interest paid or accrued.

Property and Equipment

Property and equipment are stated at cost when acquired. Currently, there is no property or equipment on the business financial statements. Depreciation is computed using various methods based on the estimated useful lives of the assets ranging from 3 to 39 years. With the exception of certain major items, expenditures for maintenance and repairs are expensed as incurred. The capitalization limit is $500. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts,

NOTE 2 - RELATED PARTY TRANSACTIONS

Owner Distributions/Contributions

There are transactions recorded in the Owner's Equity Account which when transferred to the owners are classified as distributions, and when received from the owners they are classified as contributions.

NOTE 3 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued which was October 16, 2019.

SLUMBER BUMP, LLC

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

BEMENT & COMPANY
Certified Public Accountants

39 E Eagle Ridge Dr., Ste. 200
North Salt Lake, UT 84054
Ph: 801-936-1900
Fx: 801-936-1901

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 27, 2018

To Management
Slumber Bump, LLC
St George, Utah

We have reviewed the accompanying financial statements of Slumber Bump, LLC, which comprise the balance sheets as of December 31, 2017 and December 31, 2016, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bement & Company

SLUMBER BUMP, LLC

UNAUDITED BALANCE SHEET
AS OF DECEMBER 31, 2017 AND 2016

ASSETS	December 31, 2017	December 31, 2016
Current assets		
Cash	$ 10,209	$ 5,398
Petty Cash	-	
Trade accounts receivable,		
Undeposited Funds		1,877
Inventory	3,600	3,600
Prepaid expenses		
Federal and state tax receivable		
Total current assets	13,809	10,875
Property and equipment		
Less accumulated depreciation		
Net property and equipment	-	-
Other assets	-	-
Total other assets	-	-
Total assets	$ 13,809	$ 10,875

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2017	December 31, 2016
Current liabilities		
Accounts payable		
Line of credit		
Credit Cards	-	-
Accrued payroll		
Accrued expenses		
Accrued income taxes - federal		
Accrued income taxes - state		
Unearned revenue		
Total current liabilities	-	-
Total liabilities	-	-
	-	-

(Continued)

See accompanying notes and independent accountants' review report

SLUMBER BUMP, LLC

UNAUDITED BALANCE SHEET
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
Shareholders' equity		
Opening Balance Equity		
Owner Equity Accounts	274,761	248,903
Retained earnings	(260,952)	(238,028)
Total stockholders' equity	13,809	10,875
Total stockholders' equity and liabilities	$ 13,809	$ 10,875

SLUMBER BUMP, LLC

UNAUDITED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
Revenues		
Other Income	$ -	$ -
Total Sales	145,481	129,804
Total revenue	145,481	129,804
Cost of goods sold		
Cost of Goods Sold	64,887	47,640
Other	-	-
Gross profit	80,595	82,164
Operating expenses		
Accounting	1,104	482
Advertising and Promotion	5,992	5,172
Bank Charges (& Merchant fees)	8,741	15,653
Commissions & fees	-	1,032
Dues & Subscriptions	2,488	-
Equipment Rental	468	41
Insurance	3,281	3,967
Job Materials	3	-
Legal & Professional	3,302	1,201
Meals and Entertainment	69	263
Office Expenses	659	223
Outside Services	47,422	77,387
Payroll	20,196	35,528
Rent or Lease	1,148	1,025
Repair & maintenance	-	11
Shipping & Delivery	5,617	9,803
Stationary & Printing	362	93
Supplies	593	1,660
Taxes & Licenses	-	271
Payroll Taxes	1,643	3,219
Travel	-	3,947
Miscellaneous	431	-
Total operating expenses	103,519	160,980
Earnings (loss) from operations	(22,924)	(78,816)

(Continued)

SLUMBER BUMP, LLC

UNAUDITED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Other income (expense)		
Interest income	-	-
Interest expense	-	-
Loss on disposition of fixed assets	-	-
Other Income (loss)	-	
	-	-
Net income (loss) before gain in equity investments and provision for income taxes	(22,924)	(78,816)
Gain (loss) on related party equity investments		
Net income (loss) before income taxes	(22,924)	(78,816)
Income tax provision		
Net income (loss):	**$ (22,924)**	**$ (78,816)**

SLUMBER BUMP, LLC

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

		December 31, 2017		December 31, 2016
Cash flows from operating activities				
Cash received from customers	$	145,481	$	129,804
Cash paid to suppliers,vendors, and employees		(168,405)		(208,620)
Credit Card				
Interest Income		-		-
Net cash provided (used) by operating activities		(22,924)		(78,816)
Cash flows from investing activities				
Purchases of property and equipment		-		-
Disposal of property and equipment		-		-
Opening Balance Equity				
Owner Equity				
Net cash provided (used) by investing activities		-		-
Cash flows from financing activities				
Redemption of stock		-		-
Owner Contributions (Distributions)/Adjustments		25,858		77,026
Net cash provided (used) by financing activities		25,858		77,026
Net increase (decrease) in cash and cash equivalents		2,934		(1,790)
Cash and cash equivalents at beginning of period		7,275		9,065
Cash and cash equivalents at end of period	**$**	**10,209**	**$**	**7,275**

(Continued)

SLUMBER BUMP, LLC

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Reconciliation of net income to net cash provided by operating activities				
Net income:	$	(22,924)	$	(78,816)
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization		-		-
Non-cash contribution expense		-		-
Loss on sale of fixed assets		-		-
Loss in related party equity investments		-		-
Changes in other assets and liabilities				
Increase in accounts receivable		-		-
(Increase) decrease in other receivables		-		-
Decrease in inventory		-		-
(Decrease) increase in prepaid expenses		-		-
(Increase) decrease in tax refund receivable		-		-
Decrease (increase) in deferred tax asset		-		-
Increase in accounts payable		-		-
(Decrease) increase in accrued payroll		-		-
(Decrease) increase in credit card liability		-		-
Increase in accrued expenses		-		-
(Decrease) increase in income taxes payable		-		-
Increase in deferred tax liability		-		-
Increase in deferred revenue		-		-
Decrease in deferred compensation		-		-
(Increase) decrease in amount due from owner		-		-
Net cash provided (used) by operating activities	**$**	**(22,924)**	**$**	**(78,816)**

See accompanying notes and independent accountants' review report

SLUMBER BUMP, LLC

UNAUDITED STATEMENT OF CHANGES IN OWNERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

		Total
Balance at December 31, 2015	$	**11,036**
Net income (loss)		(78,816)
Owner Contributions (Distributions)/Adjustments		78,655
Balance at December 31, 2016	$	**10,875**
Net income (loss)		(22,924)
Owner Contributions (Distributions)/Adjustments		25,858
Balance at December 31, 2017	$	**13,809**

See accompanying notes and independent accountants' review report

SLUMBER BUMP, LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Slumber Bump, LLC (Company) conducts online sales of sleep aid products operating in the 454390 NAICS industry classification code. Bookkeeping is completed by a 3rd party accountant.

Revenue Recognition

Revenue is recognized on the accrual basis but there are no outstanding payments at the end of either period under review. Invoicing, payments, and services provided happen within the same reporting period

Accounts Receivable

The Company does not have an accounts receivable balance as of December 31, 2017 or 2016. As mentioned under Revenue Recognition, invoicing and payments happen within the same reporting period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash in bank accounts and cash on hand as cash and cash equivalents.

Marketing and Promotion

Marketing and promotion costs are expensed as incurred. Total marketing and promotion expenses for the years ended December 31, 2017 and 2016 were $5,992 and $5,172, respectively.

Income Taxes

Slumber Bump, LLC operates as a flow through entity for income tax purposes. As a flow through entity, income tax liabilities are paid by the owners. No income tax estimates have been provided.

Inventory

The estimated inventory balance at the end of each period was $3,600.

Interest Paid

For the years under review, there was no interest paid or accrued.

Property and Equipment

Property and equipment are stated at cost when acquired. Currently, there is no property or equipment on the business financial statements. Depreciation is computed using various methods based on the estimated useful lives of the assets ranging from 3 to 39 years. With the exception of certain major items, expenditures for maintenance and repairs are expensed as incurred. The capitalization limit is $500. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts,

NOTE 2 - RELATED PARTY TRANSACTIONS

Transfers/Loans

There are transactions recorded in the Owner's Equity Account which are transfers to and from related party companies as well as transfers to and from the owners.

2016 Related Party Transactions

From/(to) Premier Dental

Date	Type	Memo	Amount	Balance
1/5/2016	Expense	CHASE 5760039224EPAY C	8,487	8,487
1/11/2016	Expense	AMEX EPayment 0005000(	149	8,636
4/5/2016	Expense	AMEX EPayment 0005000(	150	8,786
5/2/2016	Transfer	ONLINE XFER FROM DDA S	(3,250)	5,536
6/7/2016	Expense	AMEX EPayment 0005000(	194	5,730
8/5/2016	Expense	CHASE 5760039224EPAY C	3,379	9,109
9/6/2016	Expense	CHASE 5760039224EPAY C	457	9,566
9/8/2016	Expense	AMEX EPayment 0005000(	119	9,685

9/9/2016	Transfer	ONLINE XFER FROM DDA N	(15,000)	(5,315)
10/4/2016	Journal Entry	Adjustment to Owner's Eq	(275)	(5,590)
10/6/2016	Expense	AMEX EPAYMENT 0005000	160	(5,429)
11/2/2016	Expense	AMEX EPAYMENT 0005000	478	(4,951)
11/4/2016	Expense	CHASE 5760039224EPAY C	700	(4,251)
11/21/2016	Expense	AMEX EPAYMENT 0005000	273	(3,978)
11/29/2016	Expense	CHASE 5760039224EPAY C	1,772	(2,206)
12/31/2016	Journal Entry	Adjustment to Owner's Eq	2,206	0

From/(to) Premier Industries

Date	Type	Memo	Amount	Balance
3/29/2016	Transfer	ONLINE XFER FROM DDA P	(4,480)	(4,480)
5/2/2016	Transfer	ONLINE XFER FROM DDA P	(900)	(5,380)
6/6/2016	Expense	ONLINE XFER TO DDA PREI	3,600	(1,780)
6/20/2016	Transfer	ONLINE XFER FROM DDA P	(1,000)	(2,780)
6/30/2016	Transfer	ONLINE XFER FROM DDA P	(1,000)	(3,780)
7/5/2016	Transfer	MOBILE XFER FROM DDA F	(300)	(4,080)
8/4/2016	Transfer	ONLINE XFER FROM DDA P	(500)	(4,580)
8/5/2016	Transfer	ONLINE XFER FROM DDA P	(750)	(5,330)
8/9/2016	Transfer	ONLINE XFER FROM DDA P	(2,000)	(7,330)
8/17/2016	Transfer	ONLINE XFER FROM DDA P	(500)	(7,830)
9/8/2016	Transfer	MOBILE XFER FROM DDA F	(1,200)	(9,030)
12/1/2016	Transfer	ONLINE XFER FROM DDA P	(500)	(9,530)
12/27/2016	Transfer	ONLINE XFER FROM DDA P	(1,000)	(10,530)
12/31/2016	Journal Entry	Adjustment to Owner's Eq	10,530	0

2017 Related Party Transactions

From/(to) Premier Dental

Date	Type	Memo	Amount	Balance
1/9/2017	Transfer	AMEX EPAYMENT	590	590
1/24/2017	Transfer	CHASE	766	1,356
2/3/2017	Transfer	AMEX EPAYMENT	166	1,522
3/2/2017	Transfer	CHASE	1,028	2,551
3/6/2017	Transfer	AMEX EPAYMENT	2,226	4,777
4/4/2017	Expense	CHASE CREDIT CRD576003	874	5,651
4/10/2017	Transfer	AMEX EPAYMENT	1,965	7,616
4/14/2017	Transfer	AMEX EPAYMENT	1,158	8,774
5/8/2017	Transfer	AMEX EPAYMENT	2,864	11,638
6/1/2017	Transfer	AMEX EPAYMENT	1,643	13,280
6/2/2017	Expense	CHASE CREDIT CRD576003	89	13,369
6/2/2017	Transfer	AMEX EPAYMENT 0005000	2,000	15,369
6/29/2017	Transfer	AMEX EPAYMENT 0005000	1,822	17,191
7/31/2017	Transfer	AMEX EPAYMENT 0005000	880	18,071
7/31/2017	Transfer	AMEX EPAYMENT 0005000	1,488	19,559

8/3/2017	Expense	CHASE CREDIT CRD576003	106	19,665
8/31/2017	Transfer	AMEX EPAYMENT 000500C	1,411	21,076
9/5/2017	Transfer	CHASE CREDIT CRD576003	143	21,219
9/8/2017	Transfer	AMEX EPAYMENT 000500C	1,250	22,469
10/2/2017	Transfer	AMEX EPAYMENT 000500C	370	22,839
10/6/2017	Transfer	AMEX EPAYMENT 000500C	3,070	25,909
11/2/2017	Transfer	AMEX EPAYMENT 000500C	1,380	27,289
11/2/2017	Transfer	AMEX EPAYMENT 000500C	3,286	30,574
11/6/2017	Transfer	CHASE CREDIT CRD576003	90	30,664
12/5/2017	Transfer	AMEX EPAYMENT 000500C	2,380	33,044
12/5/2017	Transfer	CHASE CREDIT CRD576003	4,911	37,955
12/7/2017	Transfer	AMEX EPAYMENT 000500C	3,017	40,972
12/29/2017	Transfer	AMEX EPAYMENT 000500C	2,380	43,352
12/31/2017	Journal Entry	Adjustment to Owner's Eq	(43,352)	0

From/(to) Premier Industries

Date	Type	Memo	Amount	Balance
4/13/2017	Transfer	ONLINE XFER FROM DDA P	(1,400)	(1,400)
6/1/2017	Transfer	ONLINE XFER FROM DDA P	(1,000)	(2,400)
6/14/2017	Transfer	ONLINE XFER FROM DDA P	(5,000)	(7,400)
9/28/2017	Transfer	ONLINE XFER FROM DDA P	(1,000)	(8,400)
10/5/2017	Transfer	ONLINE XFER FROM DDA P	(1,704)	(10,104)
12/31/2017	Journal Entry	Adjustment to Owner's Eq	10,104	0

NOTE 3 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued which was August 27th, 2018.